

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

Swee Guan Hoo
Chief Executive Officer
Energem Corp.
Level 3, Tower 11, Avenue 5, No. 8
Jalan Kerinchi, Bangsar South
Wilayah Persekutuan Kuala Lumpur, Malaysia

      Re: Energem Corp.
          Amendment No. 3 to Registration Statement on Form S-4
          Filed April 4, 2023
          File No. 333-268716

Dear Swee Guan Hoo:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-4

Questions and Answers About the Business Combination and the Extraordinary General Meeting
What happens to the funds deposited in the Trust Account after consummation of the Business Combination, page 14

1.   Please tell us whether any additional redeemable shares have been redeemed since December 31, 2022. If so, tell us how such redemptions are reflected in your pro forma financial statements and consider disclosing information about the redemptions throughout your filing, if material, including in the respective Notes to Financial Statements.

Summary Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma presentation, page 41

2.   It appears that your pro forma Energem shares outstanding table on page 41 includes shares related to your public and private placement warrants. Please more fully explain what these shares represent. In this regard, we note from your disclosure in footnote (3) that the amounts in the table exclude shares underlying the public and private warrants held by Energem shareholders. We also note from your disclosure on page 125 that the only warrants that will be issued and outstanding upon the consummation of the Business Combination are the same warrants issued and outstanding in connection with the Energem IPO. The same comment applies to the table on page 75.

Risk Factors
"We do not have a specified maximum redemption threshold.....", page 49

3.   You disclose that Energem Class A Ordinary Shares subject to possible redemption totaled $117,422,529 as of September 30, 2022. Please revise to disclose the amount of Energem Class A Ordinary Shares subject to possible redemption as of the latest balance sheet date (i.e., December 31, 2022).

Energem's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 156

4.   Please update your disclosures in the results of operations and liquidity and capital resources sections for the period ended December 31, 2022.

Selected Historical Financial Information of Graphjet, page 159

5.   Please revise to also present Graphjet's financial information as of and for the three months ended December 31, 2022.

Graphjet's Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations, page 162

6.   The loss per share amounts disclosed in the table on page 162 do not appear consistent with the amounts disclosed on page F-33. Please revise.

Liquidity and Capital Resources, page 163

7.   Please revise to disclose the fact that Graphjet's auditor has expressed substantial doubt as to the company's ability to continue as a going concern and describe management's plans to address this circumstance.

Unaudited Pro Forma Condensed Combined Financial Information, page 167

8.   We note from your disclosure on page 49 that you will not be able to complete the Business Combination if Energem cannot maintain at least $5,000,001 of net tangible assets, and the aggregate cash consideration you would be required to pay for the redemption of Energem Class A Ordinary Shares plus any amount required to satisfy cash conditions pursuant to the terms of the Share Purchase Agreement exceeds the aggregate amount of cash available to you upon consummation of the Business Combination. Please address the following:
- Disclose any specific cash conditions that need to be satisfied pursuant to the Share Purchase Agreement;
- Discuss whether you are able to meet the net tangible assets and cash requirements under each of the redemption scenarios presented on page 167; and
- Identify a scenario depicting the maximum number (and dollar amount) of Energem Class A shares that may be redeemed to maintain a sufficient amount of net tangible assets after redemption for the business combination to proceed.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 3 - Transaction Accounting Adjustments to the Energem and Graphjet Unaudited Pro Forma Condensed Balance Sheet as of December 31, 2022, page 170

9.   Refer to Adjustment (J). Please clarify in a footnote to the issued and outstanding shares table that the share amounts reported in the table exclude shares underlying your public and private warrants, if true, and quantify the excluded amounts.

10.   Refer to Adjustment (K). Please clarify why there is an adjustment to match cash to the redemption amount. In addition, tell us and disclose if and how the adjustment also relates to the extension loan adjustment presented on page 167 and add a footnote cross-reference to the extension loan adjustment.

Note 6 - Loss Per Share, page 171

11.   Please quantify any potentially dilutive shares that are excluded from the calculations of historical and pro forma net loss per share.

Energem Corp
Report of Independent Registered Public Accounting Firm, page F-3

12.   You disclose on page F-11 that "management has determined that if the company is unsuccessful in consummating an initial business combination within the prescribed period of time from the closing of the IPO, the requirement that the company cease all operations, redeem the public shares and thereafter liquidate and dissolve raises substantial doubt about the ability to continue as a going concern". Please tell us how your auditor considered whether an explanatory paragraph about your ability to continue as a going concern is warranted in light of your disclosure.

Exhibit 23.1, page F-3

13.   Please update the consent filed as Exhibit 23.1 to refer to the appropriate date of the audit report and the appropriate periods covered by that opinion.

Financial Statements - December 31, 2022 and 2021, page F-32

14.   Clearly indicate that your financial statements and all other related disclosures throughout your filing are unaudited, including column headings, for the financial information related to December 31, 2022 and 2021.

Note 1 - Organization and Nature of Operations, page F-38

15.   Please tell us and disclose your fiscal year-end in the Notes to the Financial Statements for both sets of financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact SiSi Cheng at 202-551-5004 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Debbie Klis